Exhibit 99.3

NICE Introduces Proactive Compliance Suite for Consumer
Protection to Help Mitigate Risk for Financial Institutions

The offering will enable organizations to effectively manage compliance across the enterprise, prepare for CFPB audits, and meet continuously changing regulatory requirements

RA’ANANA, ISRAEL, March 12, 2013 – NICE Systems (NASDAQ: NICE) today announced the launch of its Proactive Compliance Suite for Consumer Protection, which helps financial institutions adhere to regulations and effectively respond to audits. The suite offers investigation and operational capabilities for managing compliance across the enterprise, including in the contact center, back office, and branch. It also enables companies to implement processes and policies to address future regulations in order to normalize compliance within the organization.

As a result of the Dodd-Frank Act and the advent of the Consumer Financial Protection Bureau (CFPB), financial institutions are under exceptional scrutiny, and the burden of proving compliance rests with them. From July to December 2012, failure to comply led to $500 million in penalties for several of the leading U.S. financial institutions. Notably, all the infractions were triggered by customer interactions within the contact center.

“There is ever more reason to be proactive in compliance activities. Not only will compliance be a top initiative throughout 2013, but it will continue to grow as major regulatory initiatives such as Basel III, FATCA, and Dodd-Frank take full effect in stages throughout the rest of this decade,” said CEB TowerGroup senior research director Rodney Nelsestuen. “To be sure, regulators will continue to find errors and assess penalties. But in the long-run, the normalization of compliance will lead to better compliance risk management and fewer fines and other regulatory actions.”

The NICE solution for contact centers helps organizations ensure compliance while managing both inbound and outbound interactions across different channels. The solution covers the full lifecycle of compliance management:

•	Reduced infractions – Real-time guidance ensures that agents adhere to scripts. If an infraction is detected, corrective actions are automatically carried out and documented.
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Ongoing monitoring – Speech and desktop analytics allow organizations to monitor calls for exceptions, such as the use of abusive language, script deviations, or the likelihood of the call to escalate to a complaint. Capture assurance reports help verify that 100 percent of interactions are in fact recorded.

•	Investigation – Integrated case management tools provide a unified view of customer complaints and detected infractions. Guided workflows enable efficient investigation and swift resolution.
•	Record-keeping and audits – Cross-channel and desktop recording enables organizations to easily locate and export bulk data for discovery, investigation, and audit purposes.
•	Reporting – Automated reports present trends in overall risk of infraction and expose problem areas. Reports can also be generated for compliance officers when an investigation is underway.
•	Continuous improvement – Agents can receive targeted coaching and training based on identified problem areas or specific infractions.

For example, an agent handling a debt collection call will be instructed to provide the right disclosures based on customer profile, type of debt, payment options, and customer feedback throughout the interaction. The call will then be analyzed for any exceptions, such as the use of prohibited language by the agent in line with fair debt collection practices, or responses from the customer that would indicate an escalation to a regulatory complaint or litigation. If, for instance, the agent deviated from the required script, the system might recommend a callback to the customer in order to correct this.

NICE’s end-to-end Proactive Compliance suite draws upon the company’s years of experience in designing comprehensive, analytics-based contact center solutions as well as its NICE Actimize expertise in financial crime, risk and compliance. The result is a set of tools for preventing non-compliant activities, avoiding customer complaints and penalties, reducing risk, investigating infractions, managing retention policies, and providing proof of compliance.

“Sweeping regulations, together with growth in the amount and complexity of transactions, have posed a major challenge for financial institutions. With the burden of proof now on the institutions, they must realign their entire operations, approach, and infrastructure,” said Yochai Rozenblat, President of the NICE Enterprise Group. “Our solutions not only help companies move closer toward the normalization of compliance, they also help strengthen customer loyalty at these institutions as consumers’ perception of compliance leads to greater satisfaction and trust.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. http://www.interactions2013.com/

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.